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Suite 200
Austin, Texas 78738

June 17, 2010
VIA EDGAR

Daniel L. Gordon, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:          ProFutures Diversified Fund, L.P.
Form 10-K for the year ended December 31, 2009
Filed April 15, 2010
File No. 000-16898

Dear Mr. Gordon:

Reference is made to your letter dated June 7, 2010 in connection with your examination of the Form 10-K for the year ended December 31, 2009 (the “10-K”) filed by ProFutures Diversified Fund, L.P. (the “Registrant”).  We have reviewed your comment and provided our response below.  For your convenience, we have included your comment verbatim below followed by our response.

Note 8.  Market and Credit Risks, page F-28

1.
Given the significant concentration of credit risk with MFG, please tell us what consideration you gave to including MFG’s financial statements in your filing.  Please refer by analogy to Question 6 of SAB 1:I.

As described in Notes 6 and 8 of the notes to financial statements within the 10-K, MF Global Ltd. (“MFG”) acts as the Registrant’s clearing broker in accordance with Commodity Futures Trading Commission regulations and various exchange and broker requirements.  As such, the Registrant deposits cash and other assets with MFG to meet the Registrant’s margin and other broker and regulatory requirements.  Because the Registrant deposits substantially all of its assets with MFG, the Registrant recognizes that it has a concentration of credit risk with MFG.  Such credit risk was considered and the details thereof disclosed in Note 8 of the notes to financial statements within the 10-K.

Question 6 of SAB 1:I indicates that audited financial statements with respect to nonconsolidated investment-type arrangements that constitute 20% or more of a registrant’s total assets should be included in such registrant’s annual reports.  While MFG may hold 20% or

Mr. Daniel L. Gordon
June 17, 2010

more of the Registrant’s total assets, it has not entered into an “investment-type arrangement” with the Registrant and does not act as an investee with respect to the Registrant.  Rather, MFG’s role is that of a clearing broker and it holds a substantial portion of the Registrant’s total assets in its capacity as such and as required pursuant to certain of the Registrant’s regulatory obligations.  Furthermore, the Registrant is not aware of any other public pool issuers that have included the financial statements of their brokers in their annual filing.  Because the Registrant has not entered into any investment-type arrangement with MFG as contemplated by Question 6 of SAB 1:I, the Registrant did not include MFG’s financial statements in its 10-K filing and does not believe it is required to or appropriate to do so.

*           *           *           *

In connection with the response provided above, the Registrant acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the response above or require any further information, please do not hesitate to contact me.

Respectfully yours,

/s/ Gary D. Halbert
Gary D. Halbert
President
ProFutures, Inc., the general partner of
ProFutures Diversified Fund, L.P.